

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares Gold Trust
c/o GraniteShares LLC
205 Hudson Street, 7th floor
New York, NY 10013

   Re: GraniteShares Gold Trust
     Form 10-K for Fiscal Year Ended June 30, 2021
     Filed on August 13, 2021
     File No. 001-38195

Dear Mr. Rhind:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance